101829 No Act DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
JAN 25 2006
1088

06022899

January 19, 2006

Debra A. Valentine
Vice President, Secretary and Associate General Counsel
United Technologies Corporation
United Technologies Building
Hartford, CT 06101

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/19/2006

Re: United Technologies Corporation
Incoming letter dated December 7, 2005

Dear Ms. Valentine:

This is in response to your letter dated December 7, 2005 concerning the shareholder proposal submitted to United Technologies by the Sheet Metal Workers' National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Matthew Hernandez, Jr.
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

PROCESSED
JAN 31 2006
THOMSON
FINANCIAL

United Technologies Corporation
United Technologies Building
Hartford, CT 06101
(860) 728-7000

United Technologies

RECEIVED
2005 DEC 12 PM 4:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 7, 2005

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

Re: United Technologies Corporation—Securities Exchange Act of 1934; Rule 14a-8(i)

Ladies and Gentlemen:

This letter is submitted on behalf of United Technologies Corporation, a Delaware corporation ("UTC"), pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). UTC received a letter dated October 28, 2005 (a copy of which is attached hereto as Exhibit A) from the Sheet Metal Workers' National Pension Fund (the "Proponent"), requesting that UTC include a shareholder proposal (the "SMW Proposal") in UTC's 2006 proxy statement.

The SMW Proposal asks that "the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

This letter sets forth the reasons for UTC's belief that it may omit the SMW Proposal from the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to UTC's 2006 annual meeting of shareholders pursuant to Exchange Act Rule 14a-8(i)(10) and Rule 14a-8(i)(11) (in the event that another shareholder proposal is not omitted from the Proxy Materials). Pursuant to Exchange Act Rule 14a-8(j)(2), enclosed are six (6) copies of this letter, including exhibits. By copy of this letter, UTC is notifying the Proponent of its intention to omit the SMW Proposal from the Proxy Materials.

UTC intends to file its definitive 2006 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about February 27, 2006, and the annual meeting of UTC's shareholders is expected to occur on or about April 12, 2006.

Discussion

I. UTC may omit the SMW Proposal pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented.

A. Background

Rule 14a-8(i)(10) permits an issuer to omit a proposal from its proxy materials if the issuer "has already substantially implemented the proposal." The exclusion is designed to relieve shareholders from having to consider a matter upon which the issuer has already acted favorably. See Securities Exchange Act Release No. 12598 (July 7, 1976). To be deemed substantially implemented, a proposal need not be implemented fully or precisely as presented. See SEC Release No. 20091 (August 1983). Rather, the Staff of the Division of Corporate Finance (the "Staff") has consistently taken the position that shareholder proposals have been substantially implemented within the scope of Rule 14a-8(i)(10) when the issuer already has policies and procedures in place relating to the subject matter of the proposal or has implemented the essential objectives of the proposal. See, e.g., EMC Corp. (February 14, 2005); Teradyne, Inc. (February 14, 2005); The Gap, Inc. (March 16, 2001); Kmart Corp. (February 23, 2000). In making its determination, the Staff considers whether the particular policies, practices and procedures of the issuer "compare favorably" with the guidelines of the proposal at issue. See, e.g., Time Warner (February 14, 2005); Texaco Incorporated (March 28, 1991).

On December 6, 2005, UTC's Board of Directors (the "Board") approved an amendment to UTC's Corporate Governance Guidelines (such amendment, the "UTC Governance Principle") providing in the most relevant part that:

> In an uncontested election of directors, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election (a "majority withhold vote") will promptly tender his or her resignation to the Chairman of the Committee on Nominations and Governance following certification of the shareholder vote.
>
> The Committee on Nominations and Governance (the "Committee") will promptly consider the tendered resignation and will recommend to the Board whether to accept or reject it. In assessing whether to accept or reject the tendered resignation, the Committee will consider all factors it deems relevant including, without limitation, the stated reasons why shareholders "withheld" votes from such director, the exercise of cumulative voting, the director's length of service and qualifications, the director's contributions to UTC, and UTC's Corporate Governance Guidelines.
>
> The Board will act on the Committee's recommendation no later than 90 days after the date of the shareholders' meeting where the majority withhold vote occurred. The Board will consider the factors considered by the Committee and any additional information the Board believes to be relevant in deciding whether to accept the tendered resignation. Following the Board's decision, UTC will promptly publicly disclose that decision (providing a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation) in a Form 8-K filed with the Securities and Exchange Commission.
>
> To the extent that the Board accepts one or more directors' resignations, the Committee will recommend to the Board whether to fill such vacancy or vacancies or to reduce the size of the Board.
>
> Any director who tenders his or her resignation pursuant to this provision will not participate in the Committee recommendation or Board consideration regarding whether or not to accept the tendered resignation. If a majority of the members of the Committee received a majority withhold vote at the same election, then the independent directors who did not receive a majority withhold vote will appoint a Board committee amongst themselves solely for the purpose of considering the tendered resignations and will recommend to the Board whether to accept or reject them.
>
> This governance guideline will be summarized or included in each of UTC's proxy statements relating to an election of directors.

The UTC Governance Principle was made public in UTC's Form 8-K filed December 7, 2005, a copy of which is attached hereto as Exhibit B.[1]

[1] The UTC Governance Principle replaced a majority voting governance principle previously adopted by UTC's Board on September 14, 2005 and made public in UTC's Form 8-K dated September 20, 2005.

B. Analysis

(1) The UTC Governance Principle "compares favorably" with the SMW Proposal

The SMW Proposal asks UTC's shareholders to "request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders." The following analysis demonstrates that the UTC Governance Principle substantially implements the essential objectives of, and compares favorably with, the governance change sought by the SMW Proposal. Accordingly, we believe the SMW Proposal is excludable under Rule 14a-8(i)(10).

Broadly speaking, there are two possible outcomes in a vote with respect to the election of a director:[2] (a) more votes are cast "for" the nominee than are "withheld,"[3] or (b) more votes are "withheld" than are cast "for" the nominee. As described below, the effects of the UTC Governance Principle under each scenario "compare favorably" with the effects of the SMW Proposal.

a. *"For" Votes Exceed "Withheld" Votes*

In the event that a nominee receives more "for" votes than "withheld" votes, the UTC Governance Principle and the SMW Proposal would result in the same outcome: the nominee would be elected.

b. *"Withheld" Votes Exceed "For" Votes*

To compare the results under the UTC Governance Principle and under the SMW Proposal in the scenario where a nominee receives more "withheld" than "for" votes, it is necessary to consider the effect of several applicable provisions of Delaware law. It is also important to consider separately the operation of these legal rules in the case of a nominee who is an incumbent director and in the case of a nominee who is not an incumbent director.

The relevant provisions of Delaware law are set forth in Sections 141(b) and 223 of the Delaware General Corporation Law ("DGCL"). DGCL Section 141(b) and UTC's certificate of incorporation provide that directors shall serve until their successors are duly elected and qualified, unless they earlier resign or are removed. DGCL Section 223 and UTC's certificate of incorporation also provide that vacancies on the Board may be filled by a majority of the directors then in office, though less than a quorum, or the sole remaining director (if applicable), thereby giving the Board discretionary authority to fill vacancies.[4]

Giving effect to DGCL Section 141(b), in the event that an <u>incumbent</u> director receives more "withheld" than "for" votes, the incumbent would continue to serve as a director until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. This result follows regardless of whether the UTC Governance Principle or the SMW Proposal were to apply. The UTC Governance Principle, however, provides an additional mechanism to strengthen UTC's governance: a director receiving more "withheld" than "for" votes must tender his or her resignation. Under the UTC Governance Principle, the Board, excluding the director at issue, after receiving the recommendation of its Committee on Nominations and Governance, must promptly decide whether to accept or reject the resignation. If the Board accepts the resignation, the Board may name someone to fill the vacancy on the

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[2] Other outcomes are theoretically possible (e.g., a nominee garners an equal number of "for" and "withheld" votes).
[3] Under Rule 14a-4, the form of proxy distributed by issuers must provide a means for shareholders to vote "for" each nominee, a means to "withhold" authority to vote for each nominee, and a means to "withhold" authority to vote for all nominees as a group (the latter means to withhold authority to vote must be included if the issuer has included a means to vote "for" all nominees as a group). Thus, votes may be withheld from an individual nominee or from all nominees as a group.
[4] UTC's certificate of incorporation and Section 223 of the DGCL also provide that shareholders may fill board vacancies if no directors are in office.

Board.[5] Alternatively, if the Board decides to reject the resignation, the director continues in office until his or her successor is elected and qualified at a subsequent shareholders' meeting (subject to the UTC bylaw provision that any director may be removed, with or without cause, by the affirmative vote of holders of a majority of outstanding shares at a meeting called for such purpose). Thus, in the scenario where an incumbent director receives more "withheld" than "for" votes, the UTC Governance Principle includes an improvement to UTC's governance structure that is not addressed by the SMW Proposal: a requirement that the incumbent director submit a resignation. This resignation requirement gives effect to the shareholder vote, while allowing the Board the flexibility to determine an outcome in the best interests of UTC and its shareholders. The UTC Governance Principle, therefore, substantially implements the essential objectives of, and compares favorably with, the SMW Proposal when considering the scenario of an incumbent director who receives more "withheld" than "for" votes.

In the event that the nominee is <u>not an incumbent</u> director, DGCL Section 141(b) would not apply. Under the SMW Proposal, the nominee would not be elected. In that situation, under DGCL Section 223 and UTC's certificate of incorporation, the Board would determine what action to take, and could opt to name the nominee, or another person, to fill the vacancy on the Board until the next election of directors.[5] Under the UTC Governance Principle, the nominee would be elected, but would be required to tender his or her resignation for consideration by the Committee on Nominations and Governance and the Board. In each case, the Board is the final arbiter as to whether the nominee shall serve on the Board (subject to the UTC bylaw provision that any director may be removed, with or without cause, by the affirmative vote of a majority of outstanding shares at a meeting called for such purpose).

The UTC Governance Principle also addresses and resolves a further issue raised by the SMW Proposal. The supporting statement that accompanies the SMW Proposal acknowledges that a plurality voting standard may be preferable where the number of nominees exceeds the available board seats by stating that "the Board should address . . . whether a plurality director election standard is appropriate in contested elections". UTC's Board has considered and resolved this concern. The UTC Governance Principle only applies to uncontested elections, and a plurality voting standard governs a contested election.

For the foregoing reasons, the UTC Governance Principle substantially implements the essential objectives of, and compares favorably with, the SMW Proposal. The essential objective of the SMW Proposal, as described in the Proponent's supporting statement, is to "strengthen the Company's governance and the Board." In each of the foregoing scenarios, this objective is served equally well or better by the UTC Governance Principle. In fact, Institutional Shareholder Services ("ISS"), a proxy advisory firm that prepares detailed studies on shareholder proposals, has recognized that a carefully crafted governance principle can serve the same purpose as a proposal like that of the Proponent. In its 2006 U.S. Corporate Governance Policy, ISS states that it will consider recommending against shareholder proposals (whether binding or precatory) that call for majority voting for directors if an issuer has already adopted a formal corporate governance principle that presents a "meaningful alternative" to the majority voting proposal. The ISS publication sets forth the elements of a governance principle that ISS believes represents a "meaningful alternative". We believe that a comparison of the UTC Governance Principle demonstrates that it contains all of the elements prescribed by the ISS Policy. See Institutional Shareholder Services, ISS U.S. Corporate Governance Policy 2006 Updates (2005).

(2) UTC's certificate of incorporation permits cumulative voting

UTC's certificate of incorporation allows its shareholders to cumulate their votes in all elections of directors. Courts have long affirmed that the purpose of cumulative voting is to secure representation of minority shareholders on the board; see <u>Maddock v. Vorclone</u>, 17 Del. Ch. 39 (1929); Fletcher Cyclopedia of the Law of Private Corporations, Section 2048. Accordingly, UTC's shareholders already have an additional benefit, not considered in the SMW Proposal, that implements the Proponent's objective: to

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[5] Alternatively, the Board could eliminate the vacant seat; UTC's bylaws empower the Board to fix the number of directors at not less than 10 and not more than 19.

have a "change in the Company's director election vote standard" that improves upon "the plurality vote standard for the election of directors."

In an election where the number of nominees exceeds the number of directors to be elected, cumulative voting significantly enhances the ability of a minority of shareholders to cause the election of a nominee favored by such shareholders. Even in an election where the number of nominees does not exceed the number of directors to be elected, the very existence of the power to cumulate votes means that if holders of a sufficient number of shares take the requisite steps to nominate a candidate, the nominee may be elected.

It is widely recognized that cumulative voting offers protections similar to those offered by majority voting, such that combining the regimes should be approached cautiously and with the appropriate flexibility. For example, the discussion paper recently published by the American Bar Association committee formed to study majority voting states that "cumulative voting is in place in relatively few corporations, and where it is in place, provides unique leverage to permit a minority of shareholders to have influence on board composition." "ABA Comm. on Corp. Law, Discussion Paper On Voting By Shareholders For the Election Of Directors," 18 (June 22, 2005). Accordingly, the Committee recommended that legislatively implemented majority vote provisions not apply to companies with cumulative voting. The ISS Institute for Corporate Governance also recognized the complications introduced by cumulative voting when it noted in a published paper on majority voting that "[c]umulative voting implies plurality voting, because the former only makes sense with the latter." Majority Voting in Director Elections: From the Symbolic to the Democratic (2005) (available at *http://www.issproxy.com/pdf/MVwhitepaper.pdf*). In brief, UTC's cumulative voting provisions enhance the ability of minority shareholders, and of all shareholders, to influence Board composition. The UTC Governance Principle (as contrasted with the SMW Proposal) also affords the Board appropriate flexibility to address the complex interplay of cumulative voting and majority voting.

(3) UTC has substantially implemented the SMW Proposal by adopting the UTC Governance Principle

The SMW Proposal asks that the Board initiate the appropriate process to amend the "Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders." In response to published discussion and commentary about majority voting, UTC's Board has twice considered and acted on the majority vote issue. In September 2005, the Board decided to address the issue by adopting a governance principle. That governance principle was later expanded and enhanced in December 2005 to become the UTC Governance Principle. While the SMW Proposal refers to the company's "certificate of incorporation or bylaws," it also refers to the company's "governance documents." The Proponent also states in support that the SMW Proposal "is not intended to limit the judgment of the Board in crafting the requested governance change."

We believe that the adoption of the UTC Governance Principle as part of UTC's Corporate Governance Guidelines substantially implements and compares favorably with the SMW Proposal. The Board has exercised its judgment in crafting an appropriate governance change. The adoption of the change in the form of a governance principle, rather than as an amendment to the certificate of incorporation or bylaws, does not diminish to any degree its effectiveness and importance as a governance provision. Not all significant governance rules, principles and practices are embodied in bylaws or certificates of incorporation. For example, in rules approved by the Commission, the New York Stock Exchange and NASDAQ require that listed companies adopt and publish extensive corporate governance guidelines and board committee charters. See SEC Release No. 34-48745 (November 4, 2003), Order Approving Proposed NYSE and NASDAQ Rule Changes. These stock exchange rules are an important part of a series of legislative and rule changes intended to restore public confidence in corporations and introduce significant improvements in corporate governance. Item 7(d) of Schedule 14A also mandates disclosure of an issuer's audit and nominating committee charters in its annual proxy materials. The procedure set forth in the UTC Governance Principle operates in substantially the same manner regardless of whether it is set forth in a policy that is part of UTC's Corporate Governance

Guidelines or in UTC's certificate of incorporation or bylaws. The Staff has routinely taken the position that the substance of an issuer's actions, not its means of acting, determines whether a proposal has been "substantially implemented." See, e.g., Archon Corp (March 10, 2003) (proposal requesting special election to fill board vacancy had been substantially implemented when the board had exercised its power to fill such vacancy); Talbots, Inc. (April 5, 2002) (proposal requesting implementation of code of corporate conduct based on human rights standards of the United Nations' International Labor Organization had been substantially implemented because the issuer implemented standards for business practice, a labor law compliance program and a code of conduct for suppliers, regularly disseminated these texts to its new manufacturers, mandated annual certification, and implemented a monitoring program).

II. The SMW Proposal substantially duplicates a previously submitted proposal (Rule 14a-8(i)(11))

Under Rule 14a-8(i)(11), a proposal may be excluded if it is substantially duplicative of one previously submitted to an issuer by another proponent that is to be included in the issuer's proxy materials. On October 3, 2005, UTC received a proposal, attached hereto as Exhibit C, from the American Federation of State, County and Municipal Employees requesting that UTC's shareholders adopt an amendment to UTC's bylaws providing for majority voting (the "AFSCME Proposal"). By separate letter, dated as of the date hereof, we have notified the Staff that UTC intends to omit the AFSCME Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10). If the Staff does not concur that the AFSCME Proposal may be omitted pursuant to Rule 14a-8(i)(10), we believe that UTC may omit the SMW Proposal also pursuant to Rule 14a-8(i)(11) because it substantially duplicates the AFSCME Proposal, which was received by UTC before the SMW Proposal.

The Staff has recently taken the position, after considering facts virtually identical to those presented here, that proposals may be excluded under Rule 14a-8(i)(11) where the core issues addressed by the proposals are the same, even if the proposals are not identical. An issuer receiving a proposal substantially identical to the AFSCME Proposal, which it intended to include in its proxy materials, was advised by the Staff that a later-received proposal substantially identical to the SMW Proposal was excludable on grounds of substantial duplication. See Paychex Inc. (July 18, 2005).

The core issues addressed by the AFSCME Proposal and the SMW Proposal are identical: each proposal has as its objective a regime where directors are elected by majority vote. Further, the inclusion of both the AFSCME Proposal and the SMW Proposal in the Proxy Materials would be confusing to shareholders and, if both were approved, would result in alternative and inconsistent results: the former proposal is binding and would result in a bylaw amendment, while the latter proposal is precatory and would require the Board to consider further amendments to UTC's governance documents. This would frustrate the purpose of Rule 14a-8(i)(11), which is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted by proponents acting independently. See Release No. 34-12999 (November 22, 1976); General Electric Co. (January 22, 2003).

A. Conclusion

We respectfully submit, for the foregoing reasons, that (i) the SMW Proposal may be omitted as it has been substantially implemented within the meaning of Rule 14a-8(i)(10) and (ii) if the Staff does not agree that the AFSCME Proposal may be omitted pursuant to Rule 14a-8(i)(10), the SMW Proposal is excludable under Rule 14a-8(i)(ii). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the SMW Proposal is omitted in its entirety from UTC's 2006 Proxy Materials.

We would appreciate the Staff notifying us in the event that the Proponent contacts the Staff with respect to the SMW Proposal as the Proponent is not obligated to so notify us. If you have any questions regarding this request or require additional information, please contact the undersigned at (860) 728 7869 or fax (860) 728 7835.

Sincerely yours,

Debra A. Valentine
Vice President, Secretary
and Associate General Counsel

cc: Matthew Hernandez, Jr.,
Sheet Metal Workers' National Pension Fund
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

Craig Rosenberg
Proxy Vote Plus
Two Northfield Plaza
Northfield, IL 60093

Exhibit A

SHEET METAL WORKERS' NATIONAL PENSION FUND

[Sent via facsimile to (860) 728-7835 and via UPS]

October 28, 2005

Debra Valentine
Corporate Secretary
United Technologies Corporation
One Financial Plaza
Hartford, CT 06103

Re: Director Election Majority Vote Standard Proposal

Dear Debra Valentine:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the United Technologies Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to an amendment to the Company's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 32500 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted to initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Northfield, IL 60093.

Sincerely,

/s/ Matthew Hernandez, Jr.
Matthew Hernandez, Jr.
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of United Technologies Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the Board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the Board of Directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that director nominee. So even if 99.99% of the shares "withhold" authority to vote for a candidate or all the candidates, a 0.01% "for" vote results in the candidate's election or re-election to the board. The proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

We urge your support of this important director election reform.

Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 6, 2005

UNITED TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-812	06-0570975
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Financial Plaza
Hartford, Connecticut 06103
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code
(860) 728-7000

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.—Other Events

On December 6, 2005, the Board of Directors of United Technologies Corporation ("UTC") approved a change in UTC's Corporate Governance Guidelines replacing the paragraph titled "Voting for Directors" with the following provisions concerning voting in elections of directors:

"Voting for Directors

In an uncontested election of directors, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election (a "majority withhold vote") will promptly tender his or her resignation to the Chairman of the Committee on Nominations and Governance following certification of the shareholder vote.

The Committee on Nominations and Governance (the "Committee") will promptly consider the tendered resignation and will recommend to the Board whether to accept or reject it. In assessing whether to accept or reject the tendered resignation, the Committee will consider all factors it deems relevant including, without limitation, the stated reasons why shareholders "withheld" votes from such director, the exercise of cumulative voting, the director's length of service and qualifications, the director's contributions to UTC, and UTC's Corporate Governance Guidelines.

The Board will act on the Committee's recommendation no later than 90 days after the date of the shareholders' meeting where the majority withhold vote occurred. The Board will consider the factors considered by the Committee and any additional information the Board believes to be relevant in deciding whether to accept the tendered resignation. Following the Board's decision, UTC will promptly publicly disclose that decision (providing a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation) in a Form 8-K filed with the Securities and Exchange Commission.

To the extent that the Board accepts one or more directors' resignations, the Committee will recommend to the Board whether to fill such vacancy or vacancies or to reduce the size of the Board.

Any director who tenders his or her resignation pursuant to this provision will not participate in the Committee recommendation or Board consideration regarding whether or not to accept the tendered resignation. If a majority of the members of the Committee received a majority withhold vote at the same election, then the independent directors who did not receive a majority withhold vote will appoint a Board committee amongst themselves solely for the purpose of considering the tendered resignations and will recommend to the Board whether to accept or reject them.

This governance guideline will be summarized or included in each of UTC's proxy statements relating to an election of directors."

This revised policy reflects enhancements to, and makes more transparent, the majority voting policy that UTC's Board adopted earlier this year and the procedures contemplated thereby. The policy's requirement that a resignation be submitted would give effect to shareholder views in the event of a majority withhold vote. At the same time, the policy provides the Board with the necessary flexibility to consider each instance of a majority withhold vote, taking into account the circumstances of the individual director and voting results, the director's particular expertise and qualifications, the effect of any cumulative voting and the appropriate measures to maintain adequate Board oversight in the best interests of shareholders. Alternative governance structures may not provide this flexibility. Additional information with regard to the Board's rationale for adopting this policy will be included in UTC's definitive proxy statement for its 2006 annual meeting of shareholders. The complete text of UTC's Corporate Governance Guidelines is available in the Governance section of UTC's website: www.utc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION
(Registrant)

Date: December 7, 2005

By: /s/ Debra A. Valentine
Debra A. Valentine
Vice President, Secretary and Associate
General Counsel

Exhibit C

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

September 30, 2005

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

VIA Overnight Mail and Telecopier (860) 728-7028

United Technologies Corporation
1 Financial Plaza
Hartford, CT 06103
Attention: Debra A. Valentine, Vice President, Assistant General Counsel
and Corporate Secretary

Dear Ms. Valentine:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2005 proxy statement of United Technologies Corporation (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership will be forthcoming within seven days.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

/s/ Gerald W. McEntee
GERALD W. McENTEE
Chairman

Enclosure

RESOLVED, that the stockholders of United Technologies Corporation ("United Technologies") amend the bylaws to replace Section 2.2, which currently provides for a plurality vote standard for director elections, with the following sentence:

"The directors shall be elected annually by written ballot and by the vote of the majority of the shares voted at a meeting at which a quorum is present; provided, however, that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares voted at any such meeting."

SUPPORTING STATEMENT

Currently, United Technologies uses a plurality voting standard for director elections, which means that the nominee who receives the most votes will be elected. Nearly all corporate director elections are uncontested; in other words, there is only one candidate for each open seat. In uncontested situations, a plurality voting standard ensures that a nominee will be elected even if holders of a majority of shares voting exercise their right to withhold support from the nominee on the proxy card. Indeed, under plurality voting, a nominee could be elected by a single share.

Section 216 of the General Corporation Law of Delaware, where United Technologies is incorporated, allows a corporation to deviate from the plurality vote default standard by establishing a different standard in its charter or bylaws. This proposal would do that by amending United Technologies' bylaws to require directors in uncontested elections to be elected by a majority of shares voting at a meeting.

We believe that a majority vote standard for director election would foster a more robust system of board accountability. Under Delaware case law, the power of stockholders over director elections is supposed to be a safety valve that justifies giving the board substantial discretion to manage the corporation's business and affairs. Requiring a nominee to gamer majority support among stockholders—thus giving stockholders' withhold votes real meaning--would help restore this safety valve.

We believe United Technologies's stockholders would benefit from increased accountability. The Corporate Library recently gave United Technologies's board a D for overall effectiveness and an F for CEO compensation practices.

A growing number of stockholders support a majority vote standard for director elections. The Council of Institutional Investors recently adopted a new policy in favor of it. At approximately 60 annual meetings in spring 2005, support for proposals urging a majority vote standard averaged 44 percent, with 16 proposals receiving majority support (source: Institutional Shareholder Services).

We urge stockholders to vote for this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 19, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: United Technologies Corporation
Incoming letter dated December 7, 2005

The proposal requests that the board initiate the appropriate process to amend United Technologies' governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

There appears to be some basis for your view that United Technologies may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that will be included in United Technologies' 2006 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if United Technologies omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which United Technologies relies.

Sincerely,

Ted Yu
Special Counsel